FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                       For the period 07 November 2003


                                Cookson Group plc

          The Adelphi, 1-11 John Adam Street, London, WC2N 6HJ, England


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]


Exhibit No.

1.   Holding(s) in Company dated 5 August 2003
2.   Holding(s) in Company dated 8 August 2003
3.   Holding(s) in Company dated 8 August 2003
4.   Holding(s) in Company dated 19 August 2003
5.   Holding(s) in Company dated 4 September 2003
6.   Director Shareholding dated 10 September 2003
7.   Holding(s) in Company dated 24 September 2003
8.   Holding(s) in Company dated 1 October 2003
9.   Holding(s) in Company dated 6 October 2003
10.  Director Shareholding dated 17 October 2003
11.  Disposal dated 5 November 2003
12.  3rd Quarter Trading Update dated 7 November 2003

Exhibit No. 1

                                  SCHEDULE 10

                NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

AEGON UK PLC



3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LIMITED

5) Number of shares/amount of stock acquired

7,581,041 SHARES



6) Percentage of issued class

0.40%

7) Number of shares/amount of stock disposed

N/A



8) Percentage of issued class

N/A



9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

5 AUGUST 2003

12) Total holding following this notification

95,940,223 SHARES

13) Total percentage holding of issued class following this notification

5.07%

14) Any additional information

N/A



15) Name of contact and telephone number for queries


RACHEL FELL, ASSISTANT COMPANY SECRETARY, COOKSON GROUP PLC - 020 7061 6562

16) Name and signature of authorised company official responsible for making this notification


RACHEL FELL, ASSISTANT COMPANY SECRETARY, COOKSON GROUP PLC


Date of notification: 5 AUGUST 2003

Exhibit No. 2

8 AUGUST 2003

COOKSON GROUP plc - NOTIFICATION OF MAJOR INTEREST IN SHARES

Cookson Group plc, "Cookson", received notification that Legal & General Group Plc reduced their holding of Cookson's Ordinary Shares to 2.97% following the sale of 2,866,393 shares (0.15%) on 4 August 2003. The registered holders were declared as follows:

HSBC Global Custody Nominees (UK) Ltd A/C 914945 - 707,166 HSBC Global Custody Nominees (UK) Ltd A/C 775245 - 8,781,892 HSBC Global Custody Nominees (UK) Ltd A/C 770286 - 478,000 HSBC Global Custody Nominees (UK) Ltd A/C 357206 - 41,356,803 HSBC Global Custody Nominees (UK) Ltd A/C 866203 - 2,580,056 HSBC Global Custody Nominees (UK) Ltd A/C 360509 - 2,280,586 HSBC Global Custody Nominees (UK) Ltd A/C 766793 - 137,851 HSBC Global Custody Nominees (UK) Ltd A/C 924422 - 44,454

Cookson subsequently received notification that Legal & General Group Plc increased their holding of Cookson's Ordinary Shares to 3.01% following the purchase of 612,809 shares (0.03%) on 5 August 2003. The registered holders were declared as follows:

HSBC Global Custody Nominees (UK) Ltd A/C 914945 - 707,166 HSBC Global Custody Nominees (UK) Ltd A/C 775245 - 8,781,892 HSBC Global Custody Nominees (UK) Ltd A/C 770286 - 478,000 HSBC Global Custody Nominees (UK) Ltd A/C 357206 - 41,969,612 HSBC Global Custody Nominees (UK) Ltd A/C 866203 - 2,580,056 HSBC Global Custody Nominees (UK) Ltd A/C 360509 - 2,280,586 HSBC Global Custody Nominees (UK) Ltd A/C 766793 - 137,851 HSBC Global Custody Nominees (UK) Ltd A/C 924422 - 44,454

Rachel Fell
Assistant Company Secretary
Cookson Group plc
265 Strand
London
WC2R 1DB
Tel: 020 7061 6500
Fax: 020 7061 6606

www.cooksongroup.co.uk

Exhibit No. 3

                                SCHEDULE 10

               NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

MORGAN STANLEY SECURITIES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


MORGAN STANLEY SECURITIES LIMITED



5) Number of shares/amount of stock acquired


59,021,953



6) Percentage of issued class

3.13%

7) Number of shares/amount of stock disposed

N/A



8) Percentage of issued class

N/A



9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

6 AUGUST 2003


11) Date company informed

8 AUGUST 2003

12) Total holding following this notification

59,021,953 SHARES

13) Total percentage holding of issued class following this notification


3.13%

14) Any additional information

N/A



15) Name of contact and telephone number for queries


RACHEL FELL, ASSISTANT COMPANY SECRETARY, COOKSON GROUP PLC - 020 7061 6562

16) Name and signature of authorised company official responsible for making this notification


RACHEL FELL, ASSISTANT COMPANY SECRETARY, COOKSON GROUP PLC


Date of notification: 8 AUGUST 2003

Exhibit No. 4

                                  SCHEDULE 10

                NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

MORGAN STANLEY SECURITIES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


MORGAN STANLEY SECURITIES LIMITED



5) Number of shares/amount of stock acquired


N/A



6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED



8) Percentage of issued class

NOT DISCLOSED



9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

14 AUGUST 2003


11) Date company informed

18 AUGUST 2003

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification


LESS THAN 3%

14) Any additional information

N/A



15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC-020 7061 6565

16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC


Date of notification: 19 AUGUST 2003

Exhibit No. 5

                                   SCHEDULE 10

                NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

MORLEY FUND MANAGEMENT LIMITED (A subsidiary of AVIVA PLC) AND AVIVA PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY NORWICH UNION NOMINEES LTD - 29,832,812 SHARES
CHASE GA GROUP NOMINEES LTD - 51,550,106 SHARES
CHASE NOMINEES LTD - 6,405,685 SHARES
CUIM NOMINEE LIMITED - 17,793,067 SHARES
RBSTB NOMINEES LIMITED - 4,087,517 SHARES

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

4,260,734 SHARES

8) Percentage of issued class

0.23%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

2 SEPTEMBER 2003

11) Date company informed

4 SEPTEMBER 2003

12) Total holding following this notification

109,669,187 SHARES

13) Total percentage holding of issued class following this notification

5.80%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 4 SEPTEMBER 2003

Exhibit No. 6

                                 SCHEDULE 11

     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

COOKSON GROUP PLC

2) Name of director

STEPHEN HOWARD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

9 SEPTEMBER 2003

18) Period during which or date on which exercisable

9 SEPTEMBER 2006 - 8 SEPTEMBER 2013

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

AN OPTION OVER 445,429 ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

36 PENCE EACH

22) Total number of shares or debentures over which options held following this notification

8,070,413

23) Any additional information

An additional performance condition has been imposed, namely the Group's cumulative EPS for the financial years 2004 - 2006 must exceed 10p


24) Name of contact and telephone number for queries

RACHEL FELL, ASST COMPANY SECRETARY, COOKSON GROUP PLC - 020 7061 6562

25) Name and signature of authorised company official responsible for making this notification

RACHEL FELL, ASST COMPANY SECRETARY, COOKSON GROUP PLC

Date of Notification..................................10 SEPTEMBER 2003


                                SCHEDULE 11

           NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

COOKSON GROUP PLC

2) Name of director

DENNIS MILLARD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

9 SEPTEMBER 2003

18) Period during which or date on which exercisable

9 SEPTEMBER 2006 - 8 SEPTEMBER 2013

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

AN OPTION OVER 227,500 ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

36 PENCE EACH

22) Total number of shares or debentures over which options held following this notification

3,621,598

23) Any additional information

An additional performance condition has been imposed, namely the Group's cumulative EPS for the financial years 2004 - 2006 must exceed 10p

24) Name of contact and telephone number for queries

RACHEL FELL, ASST COMPANY SECRETARY, COOKSON GROUP PLC - 020 7061 6562

25) Name and signature of authorised company official responsible for making this notification
RACHEL FELL, ASST COMPANY SECRETARY, COOKSON GROUP PLC

Date of Notification..................................10 SEPTEMBER 2003


                                   SCHEDULE 11

           NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

COOKSON GROUP PLC

2) Name of director

GIAN CARLO COZZANI

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

9 SEPTEMBER 2003

18) Period during which or date on which exercisable

9 SEPTEMBER 2006 - 8 SEPTEMBER 2013

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

STOCK APPRECIATION RIGHTS OVER 228,908 ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

36 PENCE EACH

22) Total number of shares or debentures over which options held following this notification

3,424,261 OPTIONS AND STOCK APPRECIATION RIGHTS

23) Any additional information
An additional performance condition has been imposed, namely the Group's cumulative EPS for the financial years 2004 - 2006 must exceed 10p

24) Name of contact and telephone number for queries

RACHEL FELL, ASST. COMPANY SECRETARY, COOKSON GROUP PLC - 020 7061 6562

25) Name and signature of authorised company official responsible for making this notification
RACHEL FELL, ASST. COMPANY SECRETARY, COOKSON GROUP PLC

Date of Notification..................................10 SEPTEMBER 2003


                                    SCHEDULE 11

              NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

COOKSON GROUP PLC

2) Name of director

RAYMOND SHARPE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

9 SEPTEMBER 2003

18) Period during which or date on which exercisable

9 SEPTEMBER 2006 - 8 SEPTEMBER 2013

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

AN OPTION OVER 258,270 ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

36 PENCE EACH

22) Total number of shares or debentures over which options held following this notification

4,801,722

23) Any additional information

An additional performance condition has been imposed, namely that the Group's cumulative EPS for the financial years 2004 - 2006 must exceed 10p


24) Name of contact and telephone number for queries

RACHEL FELL, ASST COMPANY SECRETARY, COOKSON GROUP PLC - 020 7061 6562

25) Name and signature of authorised company official responsible for making this notification

RACHEL FELL, ASST COMPANY SECRETARY, COOKSON GROUP PLC

Date of Notification..................................10 SEPTEMBER 2003

Exhibit No. 7

                              SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

MORLEY FUND MANAGEMENT LIMITED (A subsidiary of AVIVA PLC) AND AVIVA PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY NORWICH UNION NOMINEES LTD - 20,323,091 SHARES


CHASE GA GROUP NOMINEES LTD - 47,600,893 SHARES


CHASE NOMINEES LTD - 6,405,685 SHARES


CUIM NOMINEE LIMITED - 13,031,127 SHARES


RBSTB NOMINEES LIMITED - 4,087,517 SHARES



5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

16,109,674 SHARES

8) Percentage of issued class

0.85%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

23 SEPTEMBER 2003

11) Date company informed

24 SEPTEMBER 2003

12) Total holding following this notification


91,448,313 SHARES

13) Total percentage holding of issued class following this notification

4.83%

14) Any additional information



15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC



Date of notification: 24 SEPTEMBER 2003

Exhibit No. 8

                                   SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LIMITED (4,980,091 SHARES)


CHASE NOMINEES LIMITED (129,508,669 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED



8) Percentage of issued class

NOT DISCLOSED



9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

30 SEPTEMBER 2003


11) Date company informed

1 OCTOBER 2003

12) Total holding following this notification

132,048,760 SHARES

13) Total percentage holding of issued class following this notification

6.98%

14) Any additional information

N/A



15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC


Date of notification: 1 OCTOBER 2003

Exhibit No. 9

                                    SCHEDULE 10

                       NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LIMITED (4,980,091 SHARES)


CHASE NOMINEES LIMITED (129,508,669 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A



8) Percentage of issued class

N/A



9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

3 OCTOBER 2003


11) Date company informed

6 OCTOBER 2003

12) Total holding following this notification

133,583,760 SHARES

13) Total percentage holding of issued class following this notification

7.06%

14) Any additional information

N/A



15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC


Date of notification: 6 OCTOBER 2003

Exhibit No. 10

                               SCHEDULE 11

             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

COOKSON GROUP PLC

2) Name of director

RAYMOND SHARPE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

DIRECTOR NAMED IN 2 ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

15 OCTOBER 2003

18) Period during which or date on which exercisable

17 JANUARY 2005

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

AN OPTION UNDER THE US STOCK PURCHASE PLAN OVER 8,069 ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

37.5 PENCE EACH

22) Total number of shares or debentures over which options held following this notification

4,686,617

23) Any additional information


24) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

25) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of Notification..................................17 OCTOBER 2003

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Exhibit No. 11

5 November 2003

COOKSON GROUP COMPLETES SALE OF SPEEDLINE

Cookson Group plc, the international materials technology company, announces that it has completed the sale of its electronics equipment business, Speedline, to KPS Special Situations Fund II, L.P. for a total consideration of approximately US$10 million (GBP6 million). The decision to exit the business was set out in Cookson's Interim Results announcement on 29 July 2003.

Speedline is a leading designer, manufacturer and marketer of equipment mainly for the surface mount technology segment of the printed circuit board assembly market and for the semiconductor packaging industry. Speedline has two manufacturing facilities in the USA, as well as representative offices in Europe and Asia-Pacific. For the nine months ended 30 September 2003, Speedline generated sales of GBP45.6 million (2002: full year - GBP66.9 million) and an operating loss of GBP14.1 million (2002: full year - GBP25.3 million loss). Net tangible assets employed at 30 September 2003 were approximately GBP16 million, excluding goodwill of GBP14.5 million. In addition, GBP101.2 million of goodwill, which was previously written off in reserves and impaired in 2002, will be written back through the profit and loss account.

The consideration for Speedline consists of cash payable at, and soon after, closing plus a vendor note. There is also potential, in the future, for Cookson to receive further cash consideration in certain circumstances.

Commenting on the disposal, Stephen Howard, Group Chief Executive of Cookson, said:

"The sale of Speedline is an important step towards setting the Group's Electronics division on the road to profitable recovery. As well as swiftly eliminating losses being incurred by this business, this timely sale will allow management to focus on generating sales growth in our electronics materials businesses as its markets recover. We will continue to work closely with Speedline - as well as with other equipment manufacturers - to ensure customers receive the best possible products, technology and service offerings."

Cookson intends to make its regular third quarter trading update on Friday 7 November.

Shareholder/analyst enquiries:
Stephen Howard, Group Chief Executive                           020 7061 6500
Dennis Millard, Group Finance Director                          020 7061 6500
Lisa Williams, IR Manager                                       020 7061 6500

Media enquiries:
John Olsen, Hogarth Partnership                                 020 7357 9477
Cookson Group plc, 265 Strand, London WC2R 1DB
Tel: 020 7061 6500 Fax: 020 7061 6600
www.cooksongroup.co.uk

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Exhibit No. 12


7 November 2003

COOKSON GROUP THIRD QUARTER TRADING UPDATE

Cookson Group plc, the international materials technology company, today made the following comments on trading for the third quarter of 2003 and the outlook for the remainder of the year.

Activity levels in the Group's markets improved in September; this followed a quiet start to the third quarter which was mainly due to routine summer holiday shutdowns by many of the Group's customers in the USA and Europe. This positive momentum in September has been maintained in October.

In the Electronics division, sales for continuing operations of GBP140 million were 4% lower than the same quarter last year, although sales improved considerably in September, being up 2% over the previous year. This positive trend was also evident in October with sales for the month up on both last year and September 2003. Asia-Pacific continues to be the division's best performing region and, in line with the wider electronics industry, activity began to improve in the USA. The division recorded an operating profit of GBP3 million for the third quarter. This represents a GBP2 million improvement over the same period a year ago and arose largely as a result of previously announced cost cutting measures.

The Assembly Materials and Chemistry sectors of the Electronics division continued to operate profitably during the third quarter. The benefits of the licensing and distribution agreement with ATMI which was announced in May - relating to the Chemistry sector's copper electrochemical deposition business - are beginning to be realised. In the Laminates sector, the impact of the rationalisation programmes announced earlier in the year resulted in further meaningful reductions in operating losses. In August, the Laminates sector broadened its product range through a licensing arrangement with GE for its GETEK(R) laminates technology, the benefits of which will begin to become evident in the fourth quarter.

As announced on 5 November, Speedline, the assembly equipment sector of the Electronics division, was sold to KPS Special Situations Fund II LP for a total consideration of approximately US$10 million (GBP6 million). In the third quarter of 2003, Speedline had sales of GBP16 million and generated an operating loss of GBP4 million.

In the Ceramics division, sales of GBP170 million for the third quarter were 3% lower than last year. Despite this, operating profit of GBP11 million was GBP1 million higher than the same quarter a year ago, largely as a result of better product mix and lower operating costs. Global steel production was up 5% over the same quarter last year but production was less robust in the division's major steel related markets, the USA and the EU, although production levels began to recover in the USA in October. Other steel producing regions generally performed well. After a disappointing second quarter, the Glass sector began to show signs of recovery in the third quarter.

In the Precious Metals division, a slower start than normal to the third quarter resulted in sales of GBP75 million being 4% lower than last year. However, activity levels picked up in September as the division began to experience the signs of the traditional seasonal pattern and sales for that month were 3% higher than a year ago. Further positive progress was also evidenced in October. Third quarter operating profit for the division of GBP2 million was GBP1 million lower than the same quarter a year ago.

The Group recorded profit before tax of GBP5 million in the third quarter of 2003 compared with a GBP1 million loss in the same quarter last year. The improvement arose from higher operating profit from continuing operations and from markedly lower interest costs. This, in turn, resulted in profit before tax for the Group of GBP10 million for the nine months ended 30 September 2003 which is GBP23 million better than the GBP13 million loss incurred for the same period last year.

The outlook for the remainder of 2003 is that underlying trading conditions are expected to remain essentially unchanged from those experienced in September and October. As a consequence - and in line with guidance given at the time of the release of Cookson's interim results in July - profit before tax for the year is expected to be in line with current market expectations.

The Company will hold a conference call for analysts and shareholders today at 8:00am which will be broadcast live at www.cooksongroup.co.uk.

Shareholder/analyst enquiries:

Cookson Group plc                                Tel: 020 7061 6500

Stephen Howard, Group Chief Executive
Dennis Millard, Group Finance Director
Lisa Williams, IR Manager

Media enquiries:

Hogarth Partnership                              Tel: 020 7357 9477

John Olsen

Notes:

(1) All financial information is preliminary and unaudited. Sales and operating profit comparisons are at September 2003 exchange rates whereas that for profit before tax is at reported exchange rates. Operating profit and profit before tax are stated before all exceptional items and goodwill amortisation.

(2) This announcement contains forward looking statements about Cookson. Although the Company believes its expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. These forward looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those in such statements, certain of which are beyond the control of Cookson.

Cookson Group plc, 265 Strand, London WC2R 1DB
Tel: 020 7061 6500 Fax: 020 7061 6600
www.cooksongroup.co.uk

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                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 07 November 2003